Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following letter was sent to all Guidant employees on February 8, 2006.

February 8, 2006

Dear Guidant Employee:

We would like to take this opportunity to introduce you to Boston Scientific.  As you know, on January 25 we signed an agreement to combine our two companies.  While we still have some work to do before we finalize the merger, we wanted to tell you about Boston Scientific and express to you personally our strong belief in the enormous potential of the combined company.

The combination of Guidant and Boston Scientific will create a global leader in cardiovascular medical devices, as well as a broad and diverse medical technology company.  Our two companies share a proud common heritage as health care innovators; both were pioneers in the early days, and both are leaders today.  Over the years, millions of patients have benefited from these innovations.  We now have an even greater opportunity to expand that impact by combining our companies, our resources and our mutual commitment to advancing medical technologies and therapies for patients around the world.

We admire your company, its many accomplishments, and the culture you have worked so hard to create and sustain.  Both our companies have dedicated themselves to providing physicians and patients the most innovative medical technologies and therapies.  Furthermore, at both Boston Scientific and Guidant, we know through first-hand experience that the best way to accomplish these objectives is by wisely allocating the resources of a large organization, while still preserving – and fostering – the entrepreneurial environment and spirit of a smaller company.

People at Boston Scientific come to work to make a difference.  In many ways, we’ve retained the spirit of a small company – one that values initiative and creativity, and that recognizes each person’s talents and contributions.  We believe you will find an environment at Boston Scientific that encourages and supports innovation, and that appreciates Guidant’s patient- and customer-centered culture.

Boston Scientific was founded in 1979 with 38 employees and $2 million in sales, and with the premise that less-invasive medicine could improve the lives of patients and their loved ones.   A quarter century later, we have more than 18,000 employees and more than $6 billion in sales.  Yet our mission remains largely unchanged.  We are committed to excellence, to quality, to leadership, to integrity, and ultimately to being the world’s best medical device company.  This commitment is captured in the three words of our tagline: “Delivering what’s next.”

We understand that the last 14 months have been trying ones for you and your colleagues.  As a medical device company, we are familiar with the challenges you face.  We have faced similar ones ourselves in the past, and we face them today as well.  We plan to use our collective experience and expertise to meet the challenges of both companies.  While not insignificant, these challenges do not diminish the promising future we envision for the Boston Scientific-Guidant combination.  We are confident that together we will address these issues and move forward.

The strategic rationale for our merger is compelling.  In addition to its considerable benefits for patients, customers and shareholders, we believe it can lead to even more attractive career opportunities for employees of both companies.  We are bringing together Guidant’s leadership position in the cardiac rhythm management business with the strength of Boston Scientific’s cardiovascular, endosurgery and neuromodulation businesses.  With your help, we will establish ambitious goals and aspire to be not only a ‘great place to work’ but also a company that sets new standards for excellence.

To expedite receipt of the necessary regulatory approvals for our merger, Boston Scientific has agreed that Abbott will acquire Guidant’s vascular intervention and endovascular businesses.  As part of its agreement with Abbott, Boston Scientific and Abbott will share rights to Guidant’s drug-eluting stent program.

In many ways, Boston Scientific and Guidant share similar histories and cultures.  With the support of both companies’ management teams and all of you, we will ensure that the commitment to innovation and excellence for which both organizations are known will continue to thrive.  Although Boston Scientific has a proven track record of successful integrations, we realize we don’t have a monopoly on good ideas.  We will approach this process in a focused and thoughtful manner, and we will be open to your ideas and suggestions.

Although the companies are separate and independent and will remain so until closing, we look forward to working with you on the integration.  The management of both our companies, and Abbott’s as well, have formed planning teams and are committed to creating efficient and timely integration plans.  We will keep you posted as details of the plans take shape.  In the meantime, we are also focused on the more immediate objective of closing the transaction by the end of March.  We will keep you posted on that as well.

The management and board of directors of Boston Scientific are enthusiastic about the future of our combined company.  We invite you to share our enthusiasm for what we can accomplish together.

Sincerely,

Jim Tobin	Pete Nicholas
President and Chief Executive Officer	Chairman of the Board

Boston Scientific and Guidant have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the preliminary prospectus/proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, including the definitive prospectus/proxy statement when available, because they contain or will contain important information about the proposed transaction. The preliminary prospectus/proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Neither Boston Scientific nor Guidant is currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant. If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders, and information about Guidant’s directors and executive officers is available in Guidant’s most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.